Exhibit 4.5

Form of Rules and Regulations of the 2010 Sanofi-Aventis Stock Subscription Option Plan

March 2010

[Form of]

STOCK SUBSCRIPTION OPTION PLAN OF SANOFI-AVENTIS

RULES OF THE 9TH PLAN

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1.	PARTICIPANTS

2.	DURATION OF THE PLAN

3.	EXERCISE PRICE

4.	STOCK OPTION EXERCISE

5.	SALE OF SHARES

6.	SHARE RIGHTS

7.	OPTION PRICE ADJUSTMENT

8.	FOREIGN PARTICIPANTS

9.	CONSTRUCTION OF THE PLAN AND GOVERNING LAW

Free Translation of French Version March 2010 The French Version prevails

The Board of Directors of sanofi-aventis was authorized by a General Meeting of its Shareholders held on 17 April 2009, according to Articles L.225-177 to L.225-185 of the French Commercial Code to establish stock option purchase or subscription plans for sanofi-aventis and companies of the Group (the “Group Companies”). By Group we mean all companies or groupings of economic interest defined by Article L.225-180 of the aforementioned code and Group Company means a member of the Group.

Following the proposal of its Compensation Committee, the Board of Directors has laid down the following rules for the Stock Subscription Option Plan (the “Plan”) with effect from 1 March 2010.

1.	PARTICIPANTS

Upon the proposal of the Compensation Committee, the grant of options to subscribe shares of sanofi-aventis to a list of identified employees of the Group (the “Participants”) and the number of options granted to each such Participant has been approved by the Board of Directors.

The rights granted are not transferable unless the options are exercised.

2.	DURATION OF THE PLAN

Sanofi-aventis’ Stock Option Plan has a duration of ten years as from the meeting of the Board of Directors held on 1 March 2010. It will expire on 28 February 20201 (inclusive).

3.	EXERCISE PRICE

The stock option exercise price was set by the Board of Directors on 1 March 2010 at €54,12, subject to price adjustments in case of modifications of the share capital (see below article 7).

4.	STOCK OPTION EXERCISE

The exercise of the options, also called “exercise of the options to subscribe shares” is not allowed during the first four years following the Board of Directors’ approval on 1 March 2010, i.e. through 1 March 2014 (inclusive).

The options can be exercised, on one or more occasions as the Participants see fit, at any time between 3 March 20142 and 28 February 2020 (inclusive). Thereafter, the options will lapse.

As of the date that the Plan is adopted, each option is entitled to the right to subscribe one ordinary share of the Company.

Unless otherwise decided by the General Management of the Company in exceptional cases, any Participant irrevocably loses his/her rights to exercise his/her options in the following cases:

  1 1 March 2020 being a Sunday.

  2 1 March 2014 being a Saturday.

-	In the event of resignation. The lapse of the right being effective as of the date of effective termination of the Participant’s employment; and

-	In the event of dismissal for serious or gross misconduct. The lapse of the right being effective as of the day of notice of the dismissal.

The Company reserves the right to temporarily suspend the exercise of the options, in particular in the event of financial transactions affecting the share capital of sanofi-aventis.

In the event that, as a result of the exercise of the options and, as the case may be, as provided by applicable law, sanofi-aventis or a Group Company would be in a position to be required to pay taxes, social security contributions or any other tax or governmental contribution on behalf of the Participant, sanofi-aventis reserves the right to delay or prohibit the transfer of the shares until such Participant has repaid to sanofi-aventis or to the relevant Group Company the amount corresponding to such taxes, social security contributions or any other tax or governmental contribution. Sanofi-aventis or the relevant Group Company as the case may be, reserves the right (i) to deduct such taxes, social security contributions or any other tax or governmental contribution from the compensations due to the Participant concerned by sanofi-aventis or the relevant Group Company, or (ii) to procure for the sale of a sufficient number of shares to satisfy the Participant’s obligations, the proceeds of the sale being paid directly to sanofi-aventis or to the relevant Group Company.

Exceptions:

4.1
If a Participant retires or takes early retirement, at normal retirement age or earlier or later with the agreement of the Company, he/she keeps his/her option rights until their expiration, that is 28 February 2020 (inclusive).

4.2
Notwithstanding the four-year period mentioned under Article 4, Paragraph 1, if an employee becomes disabled as defined under the second and third categories of article L.341-4 of the French Social Security Code, that is to say provided that he/she can no longer carry on any professional activity, the Participant may exercise his/her options. The Participant keeps his/her option rights until their expiration, that is 28 February 2020 (inclusive).

4.3	Notwithstanding the four-year period mentioned under Article 4, Paragraph 1, if an employee dies, his/her heirs can exercise the options during the six month period following the date of death.

5.	SALE OF SHARES

The sale of the shares through the exercise of the options is possible only from 3 March, 2014.

However, any Participant mentioned under article 4.2 or the heirs of a deceased Participant mentioned under article 4.3 above are entitled to sell the corresponding shares at any time before 3 March 2014.

6.	CHARACTERISTICS OF THE SHARES AND SHARE RIGHTS

The shares subscribed by the Participants shall have, as from their issuance, the same rights as those attached to the existing sanofi-aventis shares. As a consequence, they will be entitled to any distribution of dividends which would be decided after their subscription by the Participants.

As an exception, the shares subscribed by the Participants between the 1st January of a fiscal year and the annual general meeting of the shareholders approving the annual accounts relating to the previous fiscal year will not be, until such general meeting, entitled to dividends (except for the extraordinary distributions of reserves) relating to previous fiscal years.

As a result, those shares shall have the same rights as those attached to the existing sanofi-aventis shares only as from the payment of the dividends relating to said previous fiscal year or, if no dividends were distributed, as from the date of said annual general meeting.

7.	OPTION PRICE ADJUSTMENT

In the event of a redemption or reduction of share capital, a change in the allocation of profits, a consideration-free issue of shares, an increase in share capital by incorporation of reserves, profits or share premium, a distribution of reserves, or any issue of equity instruments that includes subscription rights reserved for the shareholders, the exercise price and the number of shares to which an option gives right will be adjusted in order to take into account such issuance or other capital transaction.

If such a situation is covered by existing law or regulation, such law or regulation shall be applied.

If such a situation is not covered by existing law or regulation, the General Meeting of Shareholders or the Board of Directors when deciding to conduct such securities issuance or other capital transaction may adopt any adjustment measures necessary to protect the rights of the holders of the stock-options, using by analogy the rules and regulations which would govern similar cases.

Each Participant will be informed of the practical modalities of such an adjustment and of its consequences on his/her award of stock-options.

8.	FOREIGN PARTICIPANTS

Any specific rules will be notified to foreign Participants on a case by case basis. In some foreign countries, local regulations (particularly those relating to tax and social security) require adjustments to the general terms described in the Plan.

The Participant employees of American companies of the Group will have the possibility of converting their ordinary shares into American Depositary Receipts (“ADRs”) on exercise of their options.

9.	CONSTRUCTION OF THE PLAN AND GOVERNING LAW

It will be the responsibility of the Board of Directors to construe the provisions of the Plan, if required.

Any version of the Plan which may be drafted in a language other than the French language shall be for information purposes only to the attention of non French speaking Participants. The French version of the Plan shall prevail.

These rules are governed and shall be construed in accordance with French law except for article 4 and any claim relating thereto will be subject to the jurisdiction of the courts within the jurisdiction of the Paris Court of Appeal.

PROVISIONS SPECIFIC TO CERTAIN COUNTRIES

US

For beneficiaries that are U.S. residents or U.S. citizens, this Plan shall be construed in a manner consistent with, and in a manner designed to avoid adverse tax consequences under Section 409 A of the Internal Revenue Code.

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